March 23, 2006

The Securities and Exchange Commission

100 F Street

Washington, DC  20549

Attention:

Mr. B. Skinner, Accounting Branch Chief, and

Ms. C. Davis, Staff Accountant

Re:

MIAD Systems Inc.

Form 10-KSB for fiscal 2005 for the Fiscal Year Ended September 30, 2005

Filed December 29, 2005

File # 000-30801

Dear Sir/Madam:

We are please to provide herein, our responses to your letter dated March 22, 2006.

The Company hereby provides the following acknowledgements:

(a)

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)

SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission form taking any action with respect to the filing; and

(c)

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

MIAD Systems Inc.

Michael A.S. Green

President and Chief Financial Officer

Re:

MIAD Systems Inc.

Form 10-KSB for fiscal 2005 for the Fiscal Year Ended September 30, 2005

Filed December 29, 2005

File # 000-30801

Attachment to our letter of

March 23, 2006

1

This item refers to a lack of disclosure provided by management regarding the conclusions reached on the effectiveness of disclosure controls and procedures at the end of the period covered by the Form 10-KSB.

This item also mentions that there was no disclosure concerning changes in internal control during the most recent fiscal quarter.

The management of the Company did undertake a review of internal controls and evaluated same at the end of the period and thus is able to make the disclosures required.

Form 10-KSB has been amended to include paragraph 8A which addresses these disclosures.
2

This item refers to the certification provided in Exhibit 31 as provided in Item 601 of Regulation S-B.

The Company satisfied the requirements of Item 307 by conducting a review of periodic reports, discussions with members of management, reviews of operations, cash flows and financial condition, evaluating same and documenting its review.

The Company has prepared an amended certification The certification is attached to the amended 10-KSB as Exhibit 31.1